Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Fabio Battaglia
FBattaglia@stradley.com
215.564.8077

September 29, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Attention: Ms. Christina DiAngelo Fettig

Re:	GPS Funds I and GPS Funds II
File Nos. 811-10267 and 811-22486

Dear Ms. Fettig:

This letter responds to the comments provided to me by telephone on August 4, 2022 regarding the shareholder report filed on Form N-CSR by GPS Funds I and GPS Funds II (each, a “Trust,” and collectively, the “Trusts”) on behalf of their respective series (each, a “Fund” and collectively, the “Funds”) for the fiscal year ended March 31, 2022 (the “Shareholder Report”), as well as the Trusts’ filings on Form N-CEN and Form N-1A.  We have summarized each of your comments below and have set forth the Trusts’ response immediately below each comment. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.
Form N-CEN
1.	Comment: The staff noted that Item C.3.e was not completed for certain Funds operating as a fund of funds.
Response:  The Trusts will revise the disclosure as requested in future reports.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission
September 29, 2022

2.
Comment: The staff noted that the response to Item C.2.d indicates that both service and institutional shares are outstanding, but the GuideMark® Emerging Markets Fund, GuideMark® Small/Mid Cap Core Fund and GuideMark® Core Fixed Income Fund only have service shares outstanding.

Response: The Trusts will revise the disclosure as requested in future reports.
3.
Comment: The staff noted that the response to Item C.8.d indicates that expenses were recouped or recaptured during the period for the GuidePath® Flexible Income Allocation Fund and GuidePath® Growth and Income Fund but there is no disclosure of recoupment or recapture in the financial statements.

Response: The Trust presented recoupment for the Funds identified above on a net basis reflecting applicable reimbursements due to the small size of the amounts recouped. The Trust will disclose recoupment separately, as requested, in future reports.

Form N-CSR/Shareholder Report
4.	Comment: Please update the Funds’ series and class information in EDGAR for any Funds that have been merged or liquidated.
Response:  The information has been updated as requested.
5.
Comment: GPS Funds II filed an amended Form N-CSR on June 7, 2022.  Please provide an explanation for the amended filing. For future amended Form N-CSR filings, please include an explanatory note describing the reason for the amendment.

Response:  The Trust filed an amended filing to address a mislabeled description on the EDGAR site. The description read “Semi-Annual Report for the GPS Funds II” and was updated to read “Annual Report for the GPS Funds II”. There were no changes made to the disclosures contained in the report. The Trust will ensure an explanatory note is included in any future amended filings as requested.
6.
Comment: Referring to GuidePath® Absolute Return Allocation Fund’s average annual total return table on page 20, please explain how it was determined that the FTSE 3-Month Treasury Bill Index is an appropriate broad-based securities market index according to Form N-1A, Item 27(b)(7), Instruction 5 considering that the Fund invests primarily in mutual funds and ETFs.

Response:  Instruction 5 to Item 27(b)(7) of Form N-1A defines an appropriate broad-based securities market index as one that is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The FTSE 3-Month Treasury Bill Index is widely recognized and used and is not an affiliated index of the Fund, its adviser or principal underwriter. Additionally, the Trust notes that the GuidePath® Absolute Return Allocation Fund invests in accordance with an absolute return mandate and the strategy is benchmark agnostic (i.e., the Fund is not managed to a track particular index). Rather, the Fund seeks to measure its performance against its investment objective of seeking to achieve consistent

U.S. Securities and Exchange Commission
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absolute positive returns over time regardless of the market environment and accordingly, the Fund has selected a cash proxy as the broad-based securities market index. The Trust notes that competitor funds with “absolute return” investment strategies have taken a similar approach. For example, see Eaton Vance Global Macro Absolute Return Advantage Fund.
The Fund respectfully submits that the fact that it achieves its investment exposures indirectly via investments in underlying funds rather than directly did not impact its analysis regarding the appropriate broad based securities market benchmark in light of its investment mandate and objective.
7.
Comment: Referring to the Fund expense example on page 34, please explain how the exclusion of interest expense or dividends on short positions conforms with the requirements of Form N-1A, Item 27(d)(1), Instruction 2(a).

Response:   The Trusts will include interest expense or dividends on short positions, if any, in Fund expense examples in future reports. Additionally, the Trusts note that no interest expense or dividends on short positions were incurred during the most recently completed fiscal year.
8.
Comment: Referring to the GuideMark® Core Fixed Income Fund’s schedule of interest rate swaps on page 88, please include additional information in response to the variable rate disclosure requirements of Reg. S-X, Art. 12-12, Fn. 4 in future filings. The staff noted that a reference rate is cited but there are additional required disclosures.

Response:  The Trust will review the applicable disclosure and include information responsive to the above-cited requirements in future reports.
9.
Comment: Referring to the GuidePath® Growth Allocation Fund’s schedule of investments on page 90 as an example, for the Funds operating as a fund of funds how does the categorization of the schedule of investments meet the requirements of Reg. S-X, Art. 12-12, Fn. 2 to categorize investments by industry, country or geographic region?

Response: The Trust responds that, for future filings, each Fund operating as a fund of funds will further categorize investments in accordance with the above cited provision.
10.
Comment: Referring to the GuidePath® Managed Futures Strategy Fund’s consolidated schedule of open futures contracts on page 97-98, the staff noted that Reg. S-X, Art. 12-13A requires long purchases of futures contracts to be disclosed separately from futures contracts sold short.

Response:  The Trusts will revise the disclosure as requested in future reports.
11.
Comment: Referring to the GuideMark® Core Fixed Income Fund’s schedule of investments on page 87, fn. h, please consider breaking out the receivables and payables separately on the statement of assets and liabilities regarding TBA securities.

U.S. Securities and Exchange Commission
September 29, 2022

Response: The Trust will consider disclosing receivables and payables separately on the statement of assets and liabilities regarding TBA securities as a parenthetical notation in future reports.
12.
Comment: Referring to the GuideMark® World ex-US Fund’s statement of assets and liabilities on page 105, the staff noted that the Fund has a balance for dividend reclaim receivables. Please explain in correspondence which countries these receivables relate to and how collectability is monitored.

Response:  The Trust supplementally responds that the dividend reclaims disclosed in the statement of assets and liabilities related to tax reclaims were predominantly filed in western Europe, Australia, developed Asia, and North America including the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Japan, Portugal, Spain, Sweden and Switzerland. The collectability of these reclaims is continuously monitored by U.S. Bank N.A., the Trusts’ custodian.
13.
Comment: Referring to the dividend reclaim receivables cited in Comment 12, please explain if the Fund is planning to enter into a closing agreement with the Internal Revenue Service and explain if the Fund has incurred professional or compliance fees in connection with the reclaims and, if so, explain the accounting and disclosure of those fees.

Response:  The Trust does not currently have plans to enter into any closing agreements with the Internal Revenue Service at this time. The Fund has not incurred professional or compliance fees in connection with the reclaims.
14.
Comment: The staff noted that the financial highlights section expense ratios should be revised to align with comment 4 of prior correspondence between the staff and the Trusts dated November 19, 2019.

Response:  The Trusts will revise the disclosure as requested in future reports.
15.
Comment: Referring to the financial highlights section, the staff noted that the references to dividends in the sub-heading “dividends from net realized gains” should be replaced with references to “distributions”, per Item 13 of Form N-1A.

Response:  The Trusts will revise the disclosure as requested in future reports.
16.
Comment: Referring to Note 3 of the notes to financial statements for the GuideMark® Emerging Markets Fund on page 148, please add disclosure explaining the reason for the transfers into/(out of) level 3 during the period related to the Fund’s Russian securities holdings.

Response:  The Trust will revise the disclosure as requested in future reports as applicable. In regards to the current report, Russian securities were transferred into level 3 as they have been fair valued due to the Ukraine/Russia War.
17.
Comment: Referring to Note 3 of the notes to financial statements for the GuideMark® Small/Mid Cap Core Fund on page 148, please provide an explanation for the value that corresponds to the “Transfers into/(out of) Level 3” field.

U.S. Securities and Exchange Commission
September 29, 2022

Response:  The Trust will revise the disclosure as requested in future reports to the extent deemed appropriate. In regards to the current report, the Fund supplementally notes that the transfers out of level 3 were due to one common stock that was no longer held as of the end of the reporting period.
18.
Comment: The staff noted that FASB ASC 946-235-50-2 requires that multiple class funds disclose the methods to allocate income and expenses and realized and unrealized gains and losses to each class. The staff noted that there should be a specific note related to this requirement.

Response:  The Trusts will revise the disclosure as requested in future reports.
19.	Comment: Referring to Note 4 of the notes to financial statements on page 161, please explain how often management fees are paid.
Response:  The Trusts will revise the disclosure as requested in future reports. The Funds pay management fees to AssetMark, Inc. (“AssetMark”) on a monthly basis.
20.	Comment: Referring to the same section cited in Comment 19, in future filings please describe the administrative services that AssetMark provides under the administrative services agreement.
Response: The Trusts will include the requested disclosure in future reports as follows: Pursuant to an administrative services agreement, AssetMark provides services in connection with the operation and administration of the AssetMark Platform, including, among other things, back-office, administrative, custodial support and clerical services.
21.
Comment: Referring to the same section cited in Comment 19, the staff noted that if there is a separate advisory agreement for the subsidiary of the GuidePath® Managed Futures Strategy Fund, it should be referenced in this section.

Response:  The Trust will revise the disclosure as requested in future reports.
22.
Comment: Referring to Note 14 of the notes to financial statements on page 166, the staff noted that the GuidePath® Conservative Income Fund and GuidePath® Growth and Income Fund had a return of capital distribution. Please explain why the return of capital distributions were not disclosed separately in the statement of changes in net assets or the financial highlights table pursuant to Reg. S-X, Art. 609-3 and Item 13 of Form N-1A.

Response:  The return of capital distributions for the GuidePath® Conservative Income Fund and GuidePath® Growth and Income Fund respectively were not separately disclosed as they were deemed immaterial.
23.
Comment: Referring to the advisory agreement contract renewal disclosure on page 171, the staff noted that Form N-1A, Item 27(d)(6)(i) requires specific disclosure regarding analysis of fees and fund performance versus peer funds and related information.

Response:  The Trusts believe that the current disclosure regarding the basis for the approval of the advisory agreements complies with Item 27(d)(6)(i) of Form N-1A. Notwithstanding

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the foregoing, the Trusts will consider adding additional details in future filings related to the evaluation of the Funds’ relative expenses, performance and other information.
24.	Comment: The staff noted that more detail should be included in future filings in response to Item 4(c) of Form N-CSR describing the services provided for tax fees.
Response: The Trusts will revise the disclosure as requested in future reports.

Form N-1A/Prospectus
25.
Comment: Regarding the GuideMark® Core Fixed Income Fund, the staff noted that the Fund invests heavily in collateralized mortgage obligations and collateralized loan obligations. Please confirm whether the Fund should disclose a risk for collateralized debt obligations similar to other Funds.

Response:  The Trust respectfully submits that the material risks of the Fund’s exposure to collateralized mortgage obligations and asset backed securities are appropriately disclosed in the current principal risks including Mortgage- and Asset-Backed Securities Risk and Debt/Fixed Income Securities Risk. Notwithstanding the foregoing, the Fund will add a Collateralized Debt Obligations Risk to its prospectus as requested.

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If you have any additional questions or require further information, please contact me at (215) 564-8077 or, in my absence, Miranda Sturgis at (215) 564-8131.

Best Regards,

/s/ Fabio Battaglia
Fabio Battaglia

cc: Carrie Hansen, President